UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of

the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): January 13, 2025

Broad Capital Acquisition Corp.

(Exact name of registrant as specified in its charter)

Delaware

(State or other jurisdiction of incorporation)

001-41212	86-3382967
(Commission File Number)	(IRS Employer Identification No.)

6208 Sandpebble Ct.,

Dallas, TX 75254

(Address of principal executive offices) (Zip Code)

Registrant’s telephone number, including area code (469) 951-3088

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Units, each consisting of one share of Common Stock, par value $0.000001 per share, and one Right to acquire 1/10 of one share of Common Stock	BRACU	The Nasdaq Stock Market LLC

Common Stock included as part of the Units	BRAC	The Nasdaq Stock Market LLC

Rights included as part of the Units	BRACR	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 2.03 Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

On January 16, 2025, Broad Capital Acquisition Corp., a Delaware corporation (the “Company”), caused to be deposited the amount of $3,036.48 into the trust account of the Company (the “Trust Account”), which enables the Company to further extend the period of time it has to consummate its initial business combination by one month from January 13, 2025, to February 13, 2025, (the “February Extension”). The February Extension is the first of up to twelve monthly extensions permitted under the Company’s amended and restated certificate of incorporation, as amended (the “Charter”) following stockholder approval of the Charter Amendment Proposal, as defined below, at the Company’s Special Meeting of Stockholders held on January 13, 2025, discussed in Items 5.03 and 5.07 of this report. As amended, the required payment for each monthly extension period shall constitute the deposit by Broad Capital LLC (or its affiliates or permitted designees) into the Trust Account the lesser of (x) $40,000 and (y) an aggregate amount equal to $0.03 multiplied by the number of shares of the Company’s Common Stock, par value $0.000001 per share (“Public Shares”) that are not redeemed in connection with the stockholder vote to approve the Charter Amendment Proposal for each such one-month extension, in each case to be deposited into the Trust Account prior to the then-current deadline to complete an initial business combination (the “Adjusted Monthly Extension Loan”), unless the closing of the Company’s initial business combination shall have occurred, in exchange for a non-interest bearing, unsecured promissory note payable upon consummation of a business combination.

Item 5.03. Amendments to Articles of Incorporation or Bylaws.

On January 13, 2025, the Company held a Special Meeting of Stockholders (the “Meeting”). At the Meeting, the Company’s stockholders approved an amendment to the Company’s Charter, as further amended on January 11, 2023, June 12, 2023 and January 13, 2024 (the “Charter Amendment Proposal”), (a) to extend the date by which we have to consummate a business combination from January 13, 2025 (the “ Termination Date”) by up to twelve (12) one-month extensions to January 13, 2026 (the “Extended Date”) and (b) to decrease the monthly extension fee from $60,000 (the “Monthly Extension Loan”) to the Adjusted Monthly Extension Loan commencing on January 13, 2025. The Company will file the amendment to the Company’s Charter with the Office of the Secretary of State of Delaware a copy of which is attached as Exhibit 3.1 to this report and is incorporated by reference herein.

The Company also amended the Company’s investment management trust agreement (the “Trust Agreement”), dated as of January 10, 2022, as amended on January 10, 2023, June 12, 2023 and January 8, 2024, by and between the Company and Continental Stock Transfer & Trust Company, allowing the Company to reduce the amount of the Monthly Extension Loan to the Adjusted Monthly Extension Loan for each one-month extension beginning on January 13, 2025 until January 13, 2026, to extend the Termination Date for an additional twelve (12) one-month extensions until January 13, 2026, to require Continental Stock Transfer & Trust Company to invest funds in an interest-bearing demand deposit account, and to update certain defined terms in the Trust Agreement (the “Trust Amendment Proposal”), a copy of which Amendment No. 4 to the Trust Agreement is attached as Exhibit 10.1 to this report and is incorporated by reference herein.

Item 5.07. Submission of Matters to a Vote of Security Holders.

At the Meeting, the Company’s stockholders approved the Charter Amendment Proposal to (i) reduce the monthly extension fee to the Adjusted Monthly Extension Loan for each such one-month extension commencing on January 13, 2025, and (ii) extend the Termination Date by up to twelve (12) one-month extensions to January 13, 2026 (or such earlier date as determined by the Company’s Board of Directors).

The final voting results for the Charter Amendment Proposal were as follows:

For	Against	Abstain
3,723,827	1,176	0

Also at the Meeting, the Company’s stockholders approved the Trust Amendment Proposal to amend the Company’s Trust Agreement, allowing the Company to extend the business combination period from January 13, 2025, to January 13, 2026, reduce the monthly extension fee, require Continental Stock Transfer & Trust Company to maintain the funds in the Trust Account in cash in an interest-bearing demand deposit account at a bank, and update certain defined terms in the Trust Agreement.

The final voting results for the Trust Amendment Proposal were as follows:

For	Against	Abstain
3,723,927	1,076	0

Stockholders holding 1,616,447 shares of common stock exercised their right to redeem their shares for cash at an approximate price of $11.96 per share of the funds in the Trust Account. As a result, approximately $19.3 million will be removed from the Trust Account to pay such holders.

Following the redemption, the Company’s remaining shares of common stock outstanding were 101,216. The Company must deposit into the Trust Account $3,036.48 for each monthly extension period (commencing on January 13, 2025 and ending on January 13, 2026, unless the closing of the Company’s initial business combination shall have occurred).

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description

3.1	Fourth Amendment to the Amended and Restated Certificate of Incorporation

10.1	Amendment No. 4 to the Investment Management Trust Agreement

104	Cover Page Interactive Data File (Embedded within the Inline XBRL document and included in Exhibit)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Company has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

BROAD CAPITAL ACQUISITION CORP.

Date: January 17, 2025	By:	/s/ Johann Tse
Johann Tse Chief Executive Officer